     Filed by AirGate PCS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: AirGate PCS, Inc.
Commission File No.: 027455

[AirGate PCS, Inc. Letter to Employees]

Dear Colleagues:	September 24, 2003

This afternoon after the market closed, we announced a recapitalization plan designed to strengthen the financial condition of the company. I have attached the press release with the details of this plan for you, and I would like to share some of my thoughts regarding this announcement.

Let me begin by clearly stating that this financial plan will NOT impact you and your work at AirGate. This debt restructuring is simply designed to better position AirGate financially and in the marketplace for continued growth. From a day-to-day operational standpoint, your employment, activities and goals remain the same.

AirGate Recapitalization Plan

As we face the ongoing challenges in our business, we need a strong capital structure to pursue our ‘smart-growth’ strategy and achieve our business objectives. We believe that achievement of this recapitalization plan will provide us with a more simplified and more secure capital structure by substantially reducing our principal and interest payments, which will come due under our current debt structure. The main component of the plan is an offer to exchange all of our $300 million in outstanding old notes for a combination of $160 million in new notes at a lower interest rate and new shares of our common stock, which will represent approximately 56 percent of outstanding equity. This will generate a debt service savings of more than $255 million over the next five years. We are targeting completion of this refinancing plan for the end of the year, subject to SEC review and other normal conditions.

Company Performance

Thanks to your focus and dedication, AirGate is performing well. In December, we will be releasing our fiscal year-end results, which will allow us to share our most recent successes. Until then, I wanted to share a few examples of how we are delivering on our commitments:

•	AirGate is significantly improving operating results under our ‘smart-growth’ strategy.

•	During the last two quarters, we increased our cash position. With more cash on hand, we have gained the financial flexibility to consider alternative operating strategies that will enable us to further improve our operational performance, such as enhanced customer care and related services.

•	AirGate’s subscriber base continues to stabilize with better quality subscribers than ever before.

•	We have improved our churn rate, although we need even more improvement in the future.

•	We have successfully reduced and controlled operating expenses by making important, and often difficult, organizational decisions that have improved our financial condition.

•	We have hired a Director of Audit Services who also has responsibility for helping develop programs to address security and loss prevention issues.

We will be conducting an all employee conference call Thursday morning, September 25 at 10:00 am to discuss this topic further with you and to answer your questions. Please call 1(xxx) xxx-xxxx, confirmation code: xxxxxx.

The past year or so has been a challenging one for all of us. While we have put actions in to place to become more customer-focused, more efficient, and better positioned to achieve our goals, we certainly have experienced many ups and downs. These new initiatives have created a lot of change for us, and I’m proud to say that you are embracing these challenges and opportunities with sincere dedication. I want to take this opportunity to thank you for your commitment to the company and to your optimism towards the future.

Success isn’t something that just simply happens to us. I believe we make our own success. I’m confident that through the efforts of the talented people of AirGate, we will have a strong year ahead of us, as well.

Tom Dougherty
President and CEO-AirGate PCS
Letters to employees.doc

[Email note to key leaders regarding the leadership conference call]

Dear AirGate Management Team:

This afternoon, AirGate announced to the financial community a recapitalization plan designed to provide a better, simpler and more secure financial base for AirGate. Attached are three documents:

1)	A letter from me that will be sent to all employees describing the plan and announcing an All Hands conference call tomorrow morning at 10:00 am

2)	The external press release distributed today

3)	Brief Q and A document to help you answer employee questions

Before we talk about this financial plan with employees, I want to bring you fully up-to-date on this issue so you can answer any questions you may receive from your people. I will be holding a conference call late this afternoon to talk with you about the plan and answer your questions.

CONFERENCE CALL NUMBER (xxx) xxx-xxxx PASS CODE xxxxxx

We believe that completion of this recapitalization will provide us with a greatly improved and more secure capital structure by substantially reducing our debt burden. The plan will save more than $255 million in principal and interest payments compared with our current debt structure.

As a manager at AirGate, I need your support to make sure that your people understand what this plan means to them. Hold local team meetings and make yourself available to your people.

The takeaway messages are clear:

•	This plan puts AirGate in a stronger financial position and that is good for the people of AirGate.

•	Daily operations remain as they do today – focused on business results and our “smart-growth” strategy.

•	This plan will not have an impact on employment for the people of AirGate.

I look forward to talking with you later this afternoon.

Tom Dougherty
President and CEO — AirGate PCS

Additional Information

AirGate PCS, Inc. (the “Company”) expects to file an exchange offer registration statement and a proxy statement relating to the recapitalization transaction with the Securities and Exchange Commission (the “SEC”) as soon as possible. Broadview International, LLC and Masson and Company are advising the Company on the transaction. Jefferies & Company has been appointed dealer-manager for the exchange offer. The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company with respect to the transactions contemplated by the exchange offer. Information about the Company’s directors and officers is included in the Company’s Annual Report on Form 10-K filed with the SEC on January 17, 2003 and in the Company’s Proxy Statement for its 2003 Annual Meeting of Shareowners filed with the SEC on January 28, 2003.

The foregoing reference to the registered exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of the Company’s common stock or the Company 9 3/8% senior subordinated secured notes due 2009 in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the Registration Statement on Form S-4, including the prospectus relating to the exchange offer and the Proxy Statement on Schedule 14A (and, in each case, any amendments thereto) when they become available because they will contain important information.

These documents and amendments to these documents will be filed with the SEC. When these and other documents are filed with the SEC, they may be obtained at the SEC’s web site at www.sec.gov. You may also obtain each of these documents (when available) from the Company by directing your request to Barbara L. Blackford, Vice President, General Counsel and Corporate Secretary at (404) 525-7272.